FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 8, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Connecting Markets East & West © Nomura (US GAAP) November 2022 Consolidated Results of Operations Second quarter, year ending March 2023 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-8) Investment Management (p. 9-10) Wholesale (p. 11-13) Non-interest expenses (p. 14) Robust financial position (p. 15) Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Segment “Other” (p. 23) Retail related data (p. 24-27) Investment Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2022/23 1H highlights

- **Income before income taxes: Y43.2bn (-55% YoY); Net income[1]: Y18.5bn (-64% YoY); EPS[2]: Y5.91; ROE[3]: 1.2%**
- Three segment income before income taxes of Y49.7bn (-46% YoY)
  - Market uncertainty drove a **decline in Retail flow revenue, etc.** and **negatively impacted Investment Management investment gain/loss**
  - **Steady growth in stable revenues:** Retail recurring revenue and Investment Management business revenue both grew YoY
  - **Rebound in Wholesale earnings:** Fixed Income performed well driven by Macro (Rates, FX/EM), while the loss related to transactions with a US client booked last year was no longer present
- Half-year dividend per share: Y5

	FY2022/23 1H	FY2021/22 1H	YoY
Net revenue	Y617.0bn	Y672.1bn	-8%
Income (loss) before income taxes	Y43.2bn	Y97.0bn	-55%
Net income (loss)[1]	Y18.5bn	Y51.7bn	-64%
EPS[2]	Y5.91	Y16.25	-64%
ROE[3]	1.2%	3.8%	

Income (loss) before income taxes: Business segment results	FY2022/23 1H	FY2021/22 1H	YoY
Retail	Y10.4bn	Y36.0bn	-71%
Investment Management	-Y6.2bn	Y59.9bn	-
Wholesale	Y45.5bn	-Y3.4bn	-
Three segment total	Y49.7bn	Y92.6bn	-46%
Other	-Y1.8bn	-Y0.8bn	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y4.7bn	Y5.2bn	-
Income (loss) before income taxes	Y43.2bn	Y97.0bn	-55%

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*

2

NOMURA

Executive summary (2/2)

FY2022/23 2Q highlights

- **Income before income taxes: Y31.5bn (2.7x QoQ); Net income[1]: Y16.8bn (9.9x QoQ); EPS[2]: Y5.41; ROE[3]: 2.2%**
- **Three segment income before income taxes of Y31.2bn: Up 69% QoQ driven by improvement in Investment Management investment gain/loss**
  - Retail
    - ✓ Retail clients sat on the sidelines amid ongoing market uncertainty, leading to muted flow revenue, etc.
    - ✓ Recurring revenue remained resilient as efforts to grow client assets gained traction, while cost controls helped lift recurring revenue cost coverage ratio to 51%
  - Investment Management
    - ✓ Asset management fees remained roughly unchanged QoQ as investment trust and investment advisory businesses both booked inflows; Alternative AuM topped Y1.2trn
    - ✓ Investment gain/loss improved and net revenue and income before income taxes both rebounded QoQ
  - Wholesale
    - ✓ Fixed Income and Investment Banking posted stronger revenues QoQ, while yen depreciation also contributed to a QoQ gain in Wholesale net revenue
- **Segment Other income before income taxes of Y2.1bn (improved from 1Q loss of Y3.9bn)**
  - Although contribution from gain/loss from affiliate companies was lower, gain/loss from economic hedging transactions improved

Income before income taxes and net income[1]

Groupwide

(billions of yen)


Income before income taxes
Net income
78.5
48.5
18.5
3.2
80.1
60.3
49.5
31.0
11.7
1.7
31.5
16.8
FY2021/22
FY2022/23
1Q
2Q
3Q
4Q
1Q
2Q

Three segment income (loss) before income taxes


Wholesale
Investment Management
Retail
35.6
57.0
79.2
33.5
18.5
31.2
FY2021/22
FY2022/23
1Q
2Q
3Q
4Q
1Q
2Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

3

Highlights Overview of results 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4 (billions of yen, excluding EPS and ROE) FY2021/22 FY2022/23 FY21/22 FY22/23 2Q 3Q 4Q 1Q 2Q QoQ YoY 1H 1H YoY Net revenue 318.9 351.0 340.8 299.0 318.0 6% -0.3% 672.1 617.0 -8% Non-interest expenses 300.4 270.9 291.3 287.3 286.5 -0.3% -5% 575.1 573.8 -0.2% Income (loss) before income taxes 18.5 80.1 49.5 11.7 31.5 2.7x 70% 97.0 43.2 -55% Net income (loss)1 3.2 60.3 31.0 1.7 16.8 9.9x 5.2x 51.7 18.5 -64% EPS2 Y1.01 Y19.07 Y9.89 Y0.52 Y5.41 10.4x 5.4x Y16.25 Y5.91 -64% ROE3 0.5% 8.7% 4.3% 0.2% 2.2% 3.8% 1.2%

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)		FY2021/22 2Q	FY2021/22 3Q	FY2021/22 4Q	FY2022/23 1Q	FY2022/23 2Q	QoQ	YoY	FY21/22 1H	FY22/23 1H	YoY
Net revenue	Retail	85.2	87.4	70.5	71.4	72.5	2%	-15%	170.2	143.9	-15%
	Investment Management	34.3	40.1	10.1	7.6	26.2	3.5x	-24%	97.8	33.8	-65%
	Wholesale	172.7	202.7	194.9	199.0	205.5	3%	19%	305.4	404.5	32%
	Subtotal	292.2	330.2	275.4	278.0	304.2	9%	4%	573.4	582.1	2%
	Other*	24.8	21.6	64.2	23.9	15.6	-35%	-37%	93.5	39.6	-58%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.9	-0.8	1.2	-2.8	-1.8	-	-	5.2	-4.7	-
	Net revenue	318.9	351.0	340.8	299.0	318.0	6%	-0.3%	672.1	617.0	-8%
Income (loss) before income taxes	Retail	17.0	18.0	5.2	4.9	5.5	12%	-68%	36.0	10.4	-71%
	Investment Management	15.0	20.4	-8.8	-11.7	5.6	-	-63%	59.9	-6.2	-
	Wholesale	25.0	40.8	37.0	25.3	20.2	-20%	-19%	-3.4	45.5	-
	Subtotal	57.0	79.2	33.5	18.5	31.2	69%	-45%	92.6	49.7	-46%
	Other*	-40.4	1.7	14.9	-3.9	2.1	-	-	-0.8	-1.8	-
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.9	-0.8	1.2	-2.8	-1.8	-	-	5.2	-4.7	-
	Income (loss) before income taxes	18.5	80.1	49.5	11.7	31.5	2.7x	70%	97.0	43.2	-55%

*Additional information on "Other" (2Q)
- Gain related to economic hedging (Y100m)
- Loss on changes to own and counterparty credit spreads related to Derivatives (Y2.6bn)
- Recognized fines by SEC/CFTC related to use of and record keeping on unauthorized communications platforms (1Q : Y6.5bn; 2Q: Y6.7bn)

5

Net revenue: Y72.5bn (+2% QoQ; -15% YoY) Income before income taxes: Y5.5bn (+12% QoQ; -68% YoY) Flow revenue, etc. slowed as investors remained on the sidelines amid ongoing market uncertainty, while recurring revenue remained resilient driven by efforts to grow client assets Recurring revenue—Ongoing net inflows of recurring revenue assets, notably discretionary investments, loans, and insurance—Recurring revenue increased QoQ despite market headwinds; Recurring revenue cost coverage ratio increased to 51%—Level fee assets which fully launched in April stood at over Y250bn as of the end of September Flow revenue, etc.—Investor sentiment impacted by recession and inflation concerns, pushing down sales of investment trusts and foreign stocks—Consulting-related revenue grew QoQ driven by insurance, estate planning and advisory as we further developed our asset consulting approach Growth of client assets—Investment trust net inflows3—Discretionary investment net inflows3—Net inflows of cash and securities4—Recurring revenue cost coverage ratio5 Retail 6 Net revenue and income before income taxes Key points FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 85.2 87.4 70.5 71.4 72.5 2% -15% Non-interest expenses 68.2 69.3 65.3 66.5 67.0 1% -2% Income before income taxes 17.0 18.0 5.2 4.9 5.5 12% -68% Breakdown of net revenue (billions of yen) 1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022. 2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Retail channels and Japan Wealth Management Group. 4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses. (billions of yen) FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Recurring revenue¹ 33.5 34.5 31.9 32.3 33.9 5% 1% Flow revenue, etc.² 51.7 52.9 38.5 39.1 38.6 -1% -25% Net revenue 85.2 87.4 70.5 71.4 72.5 2% -15% FY2022/23 1Q +Y33.1bn +Y95.6bn +Y500.3bn 49% FY2022/23 2Q -Y3.7bn +Y71.4bn -Y102.3bn 51% 0.0 20.0 40.0 60.0 80.0 100.0 Flow revenue, etc. Recurring revenue

Retail: Total sales edged down, but inflows into Japan stocks and insurance 7 Total sales1 (billions of yen) FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q Stocks 2,610.7 2,720.1 2,415.3 2,047.9 2,228.8 Bonds 1,695.8 1,991.1 1,971.9 1,987.4 1,811.8 Investment trusts 497.0 549.3 331.1 411.1 345.6 Discretionary Investments 171.2 239.0 132.9 170.6 140.3 Insurance 68.8 71.4 40.9 61.5 76.2 Total sales1 5,043.6 5,570.9 4,892.1 4,678.5 4,602.7 Total sales1 decreased 2% QoQ Stocks: +9% QoQ – Sales of domestic stocks increased amid market volatility – Primary stock subscriptions2 remained sluggish (Y14.6bn; flat QoQ) Investment trusts: -16% QoQ – Inflows into Nomura Sustainable Select launched in July as well as US and global equity funds, but weak market environment led to slowdown in sales Bonds: -9% QoQ – Sales of bonds declined due mainly to a decrease in sales of JGBs for individuals and other bonds Discretionary investments: -18% QoQ – Fund Wrap contracts declined QoQ Insurance: +24% QoQ – Improvement to anticipated rate of return due to US rate hikes contributed to rise in sales of foreign currency denominated insurance products Top selling investment trusts (Jul – Sep 2022) AllianceBernstein 1 US Growth Equity Fund 2 3 Nomura Sustainable Select Fidelity World Value Growth Equity Fund 1. In FY2022/23 1Q, the scope of total sales was revised from Retail channels only to include Retail channels, Japan Wealth Management Group, Net & Call and intermediary. As a result, figures from before FY2022/23 1Q have been reclassified. 2. Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct. 0.0 1,000.0 2,000.0 3,000.0 4,000.0 5,000.0 Discretionary 6,000.0 investments, Insurance products Investment trusts Bonds Stocks

850 1,140 1,356 1,505 809 1,075 400 600 800 1,000 1,200 1,400 1,600 FY2021/22 FY2022/23 Retail: KPI summary 1. Total excludes investment trust distributions, and investment trust net inflows in level fee accounts. 2. Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022. 8 Net inflows of recurring revenue assets1 Flow business clients Services for salaried employees (trillions of yen) FY2021/22 FY2022/23 Sep/2Q Dec/3Q Mar/4Q Jun/1Q Sep/2Q (thousands) Jun Sep Dec Mar (billions of yen) FY2021/22 FY2022/23 Sep Dec Mar Jun Sep (thousands) Recurring revenue assets and recurring revenue2 FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q (billions of yen) Continued to approach wide range of clients, although pace slowed compared to same quarter last year when market was rallying Increase in ESOP related services for salaried employees 208.4 211.4 -101.8 132.8 127.9 -150.0 -100.0 -50.0 0.0 50.0 100.0 150.0 200.0 250.0 3,308 3,326 3,357 3,415 3,446 3,000 3,100 3,200 3,300 3,400 3,500 19.5 20.3 19.6 33.5 18.5 18.3 34.5 31.9 32.3 33.9 20.0 25.0 30.0 35.0 40.0 10.0 15.0 20.0 Recurring revenue assets Recurring revenue (rhs)

34.3 40.1 10.1 7.6 26.2 -40.0 -20.0 0.0 20.0 40.0 60.0 Investment gain/loss Business revenue Net revenue: Y26.2bn (3.5x QoQ; -24% YoY) Income before income taxes: Y5.6bn (-63% YoY) Net revenue and income before income taxes both rebounded on an improvement in investment gain/loss Business revenue Net revenue: Y29.9bn (-2% QoQ; +2% YoY) Asset management business remains solid as investment trust business and investment advisory and international businesses report inflows despite ongoing market uncertainties to deliver asset management fees on par with last quarter Performance fees declined QoQ Investment gain/loss Net revenue: -Y3.7bn Loss related to investment in American Century Investments (ACI) declined QoQ Unrealized gain/loss on Nomura Capital Partners investee companies improved significantly Investment Management 9 Net revenue and income (loss) before income taxes Key points FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 34.3 40.1 10.1 7.6 26.2 3.5x -24% Non-interest expenses 19.3 19.8 18.9 19.3 20.6 7% 7% Income (loss) before income taxes 15.0 20.4 -8.8 -11.7 5.6—-63% Breakdown of net revenue (billions of yen) 1. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses. 2. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss. FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Business revenue1 29.3 31.5 31.1 30.7 29.9 -2% 2% Investment gain/loss2 5.1 8.6 -21.1 -23.1 -3.7 — Net revenue 34.3 40.1 10.1 7.6 26.2 3.5x -24% (billions of yen)

267 250 372 478 137 772 110 -180 -928 89 1,039 360 193 -450 226 -1,000 -500 0 500 1,000 1,500 Investment advisory and international businesses, etc. Investment trust business Investment Management: Inflows into investment trusts and institutional investor business Assets under management (net)1 Net inflows2,3 (billions of yen) 1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 2. Based on assets under management (net). 3. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds. 4. Excluding ETFs. 5. Nomura, based on published data. 6. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 10 Steady growth in alternative AuM3,6 (billions of yen) AuM remain high despite declining due to market factors (quarterly average AuM of Y66.2trn) Investment trust business Outflows from MRFs, etc. (Y160bn), but inflows into core investment trusts4 (Y300bn) Inflows from Nomura Securities channel via unlisted REIT and ESG fund which was launched in July Bank channel booked sixth straight quarter of inflows (Sep AuM: Y2.2trn) Ongoing inflows into DC funds (Sep AuM: Y1.8trn; AuM market share5: 20.5%) Investment advisory and international businesses, etc. Inflows in Japan centered on alternatives, etc. International booked inflows into equity funds FY2021/22 FY2022/23 Sep Dec Mar Jun Sep FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q (trillions of yen) FY2021/22 FY2022/23 Sep Dec Mar Jun Sep 698 772 843 1,103 1,209 0 500 1,000 1,500 48.7 48.8 48.6 47.5 46.7 19.1 19.6 19.3 18.1 18.1 67.8 68.5 67.9 65.6 64.8 0.0 20.0 40.0 60.0 80.0 Investment advisory and international businesses, etc. Investment trust business

Net revenue: Y205.5bn (+3% QoQ; +19% YoY) Income before income taxes: Y20.2bn (-20% QoQ; -19% YoY) Revenues up QoQ and YoY—Global Markets revenues remaining roughly unchanged QoQ due partly to impact of yen depreciation; Fixed Income revenue growth was driven by Macro Products, while Equities slowed due to ongoing uncertainty—Investment Banking revenues increased QoQ on improved performance in Advisory and Solutions Variable costs such as bonuses for pay for performance and commissions and floor brokerage declined this quarter, but Wholesale costs increased due to yen depreciation and various other expenses including business development expenses Wholesale Net revenue and income before income taxes2 Key points Net revenue by region (billions of yen) 1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. 2. As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) were booked in FY2021/22 3Q and FY2021/22 4Q, respectively. 11 FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 172.7 202.7 194.9 199.0 205.5 3% 19% Non-interest expenses 147.7 161.9 157.9 173.7 185.3 7% 25% Income before income taxes 25.0 40.8 37.0 25.3 20.2 -20% -19% CIR 86% 80% 81% 87% 90% Revenue/modified RWA1 7.1% 8.2% 7.9% 7.3% 7.1% (billions of yen) Net revenue by business line (billions of yen) FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Global Markets 137.2 163.8 158.2 175.3 177.5 1% 29% Investment Banking 35.4 38.9 36.7 23.7 28.0 18% -21% Net revenue 172.7 202.7 194.9 199.0 205.5 3% 19% 50.0 46.8 50.9 51.0 51.0 31.4 41.8 32.8 40.2 50.4 22.6 29.2 37.0 36.1 39.0 68.6 84.9 74.1 71.8 65.1 0.0 50.0 100.0 150.0 200.0 Americas EMEA AEJ Japan 0.0 100.0 200.0 Investment Banking Global Markets

137.2 163.8 158.2 175.3 177.5 0.0 50.0 100.0 150.0 200.0 Wholesale: Global Markets Net revenue Key points 12 FY2021/22 FY2022/23 QoQ YoY 2Q 3Q 4Q 1Q 2Q Fixed Income 70.7 88.0 80.1 112.6 115.6 3% 63% Equities 66.5 75.8 78.1 62.6 61.9 -1% -7% Global Markets 137.2 163.8 158.2 175.3 177.5 1% 29% (billions of yen) 1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, includes loss related to transactions with a US client (as the recoverable amount for part of the claim related to the trading loss can now be reasonably estimated, trading revenue of Y2.6bn and Y9.5bn was booked in FY2021/22 3Q and FY2021/22 4Q, respectively). 5. Cash and derivatives trading and Prime Services. 6. Equities execution business. Net revenue: Y177.5bn (+1% QoQ; +29% YoY) Despite the uncertain outlook, Global Markets net revenue improved as Fixed Income reported strong performance in Macro Products, offsetting a slowdown in Equities Fixed Income Net revenue: Y115.6bn (+3% QoQ; +63% YoY) Macro Products: Revenues driven by FX/EM as we tapped into client activity on the back of increased volatility; Rates remained solid, although slowed from very strong previous quarter Spread Products: Amid market uncertainty, Securitized Products slowed slightly QoQ, while Credit remained resilient Equities Net revenue: Y61.9bn (-1% QoQ; -7% YoY) Equity Products: Overall client activity was muted, but revenues remained roughly unchanged QoQ Execution Services: Revenues dipped slightly QoQ as market volumes declined globally FI: Others FI : Macro Products2 FI: Spread Products3 EQ: Others4 EQ: Equity Products5 EQ: Execution Services6

Wholesale: Investment Banking

NOMURA

Sustainability-related

Net revenue



(billions of yen)
35.4
38.9
36.7
23.7
28.0
QoQ +18%
YoY -21%
Finance, Solutions, etc.
Advisory
FY2021/22
FY2022/23
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y28.0bn (+18% QoQ; -21% YoY)
  - Revenues grew QoQ driven by Advisory and Solutions transactions
  - ECM and ALF remained slow in market uncertainty and geopolitical risks

Advisory
- Sustainability-related and cross-border transactions contributed to growth in revenues in Japan, EMEA and AEJ
- Equity private placements also continued to contribute to revenues

Finance, Solutions, etc.[1]
- ECM: Follow-on offerings and IPOs remained slow but we continued to top the Japan-related ECM and IPO league tables[2]
- DCM: Revenues flat QoQ as we supported multiple ESG/SDG bond issuances
- Captured market changes to execute broad range of Solutions transactions including equities, rates, and FX

Collaborated globally to execute deals amid uncertain environment

Advisory

- Mandated on multiple cross-border and sustainability-related transactions

Private placement by **GRIDSERVE Sustainable Energy (UK)** (GBP200m)	**Daiichi Life's** acquisition of Partners Group Holdings (NZ) (NZD980m) / investment in Yu Life (UK) (GBP101m)	**Remgro's (South Africa)** acquisition of Mediclinic International (South Africa) (GBP4.1bn)
Clean Energy Associates' (US) sale to Intertek Group (UK) (Undisclosed)	**Kronos Solar's (Germany)** sale to EDP Renovaveis (Spain) (€250m)	**BC Partners' (UK)** stock acquisition (50%) of Fedrigoni (Italy) (€2.6bn)

Finance, Solutions

- Supported foreign-denominated bond issuances and other fundraisings

NTT Finance USD Green Bonds ($1.5bn)	**East Japan Railway** EUR Bonds (€1.2bn)	**European Commission (Belgium)** NextGenerationEU Bonds (€12.0bn)
Export-Import Bank of Korea (Korea) USD Bonds ($2.5bn)	**United Mexican States** Samurai Bonds (SDG Bonds) (Y75.6bn)	**JMDC** Global PO (Y20.3bn)
Thai Life Insurance (Thailand) IPO (THB34.5bn)	**Sona BLW Percision Forgings (India)** PO (Stake sale by Blackstone Advisors India) (INR40.5bn)	**JOYFUL HONDA** Fully Committed Share Repurchase[3] (Y2.5bn)

1. *ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.*
2. *Source: Refinitiv Jan – Sep 2022.*
3. *Japan's first accelerated share repurchase.*

13

Non-interest expenses Full year Quarter Key points (billions of yen) (billions of yen) 14 Non-interest expenses: Y286.5bn (-0.3% YoY) – Compensation and benefits (+5% QoQ) Compensation and benefits increased due to yen depreciation Bonuses increased slightly due to a lag in timing of recognition and other factors – Information processing and communications (+5% QoQ) Hardware rental fees increased in the Americas in addition to yen depreciation – Other expenses (-26% QoQ) Recognized fines by SEC/CFTC related to use of and record keeping on unauthorized communications platforms (1Q Y6.5bn; 2Q Y6.7bn) Other legal expenses declined QoQ 1,171.2 1,137.3 0 500 1,000 1,500 Other Business development expenses Occupancy and related depreciation Information processing and communications Commissions and floor brokerage Compensation and benefits 300.4 270.9 291.3 287.3 286.5 0 100 200 300 400 2Q 3Q 4Q 1Q 2Q Compensation and benefits 507.9 529.5 129.2 139.0 125.6 143.1 150.9 5.5% Commissions and f loor brokerage 111.6 105.2 27.4 24.1 26.9 28.5 28.2 -1.1% Information processing and communications 178.8 184.3 45.1 46.6 48.5 49.7 52.1 4.8% Occupancy and related depreciation 72.4 69.7 17.8 17.5 17.7 16.4 16.6 1.7% Business development expenses 13.5 15.6 3.9 4.4 4.0 4.7 5.4 13.9% Other 287.0 232.9 76.9 39.2 68.6 45.0 33.3 -26.0% Total 1,171.2 1,137.3 300.4 270.9 291.3 287.3 286.5 -0.3% FY2021/22 FY2020/21 FY2021/22 FY2022/23 QoQ

8.43 0.30 8.73 5.84 0.06 5.89 2.63 -0.06 2.57 16.89 17.19 0.00 5.00 10.00 15.00 20.00 Jun 2022 Sep 2022 Robust financial position 1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity. 2. September 2022 is preliminary. 3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 15 Balance sheet related indicators and capital ratios RWA and CET 1 capital ratio3 Changes in RWA2 Basel 3 basis Mar 2022 Jun 2022 Sep 20222 Tier 1 capital 3,103 3,198 3,282 Tier 2 capital 0.4 0.4 0.4 Total capital 3,103 3,198 3,282 RWA 15,830 16,893 17,190 Tier 1 capital ratio 19.6% 18.9% 19.0% CET 1 capital ratio3 17.2% 16.7% 16.8% Consolidated capital adequacy ratio 19.6% 18.9% 19.0% Consolidated leverage ratio4 5.98% 5.52% 5.43% HQLA5 Y6.0trn Y5.6trn Y5.9trn LCR5 241.7% 189.4% 194.8% TLAC ratio (RWA basis) 30.7% 30.4% 32.4% TLAC ratio (Total exposure basis) 10.30% 9.76% 10.08% (billions of yen) Mar 2022 Jun 2022 Sep 2022 Total assets Y43.4trn Y48.9trn Y51.5trn Shareholders’ equity Y2.9trn Y3.1trn Y3.2trn Gross leverage 14.9x 16.0x 16.3x Net leverage1 9.1x 9.7x 9.7x Level 3 assets2 (net) Y0.8trn Y0.9trn Y0.9trn Liquidity portfolio Y7.1trn Y7.1trn Y7.7trn FY2021/22 FY2022/23 Sep Dec Mar Jun Sep (trillions of yen) (trillions of yen) Market risk Credit risk Credit risk Operational risk Market risk Operational risk 17.7% 18.1% 17.2% 16.7% 16.8% 0.0% 5.0% 10.0% 15.0% 20.0% 0.0 5.0 10.0 15.0 20.0 RWA (Basel 3) (lhs) CET 1 capital ratio (Basel 3) (rhs)

Financial Supplement

Mar 31, 2022 Sep 30, 2022 Increase (Decrease) Mar 31, 2022 Sep 30, 2022 Increase (Decrease) Total cash and cash deposits 4,064 4,406 343 Short-term borrowings 1,050 1,274 224 Total payables and deposits 4,920 5,872 952 Total loans and receivables 5,001 5,965 964 Total collateralized financing 14,538 17,877 3,339 Trading liabilities 9,652 12,212 2,560 Total collateralized agreements 16,876 20,841 3,964 Other liabilities 1,020 975 -46 Long-term borrowings 9,258 10,095 836 15,296 18,138 2,842 Total liabilities 40,439 48,305 7,865 Total other assets1 2,175 2,182 7 Equity Total NHI shareholders’ equity 2,915 3,163 248 Noncontrolling interest 58 64 6 43,412 51,532 8,120 Total assets 43,412 51,532 8,120 Assets Total trading assets and private equity and debt investments1 Total liabilities and equity Liabilities Consolidated balance sheet (billions of yen) 17 1. Including securities pledged as collateral. Consolidated balance sheet

FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Equity 22.8 1.4 2.8 2.1 1.4 1.7 2.4 Interest rate 3.3 2.3 2.1 2.3 2.3 4.8 3.7 Foreign exchange 3.6 0.9 0.8 1.6 0.9 1.8 1.6 Sub-total 29.7 4.6 5.6 6.0 4.6 8.4 7.7 -6.2 -1.9 -1.8 -1.9 -1.9 -3.4 -2.8 23.5 2.7 3.8 4.1 2.7 5.0 4.9 FY2021/22 FY2022/23 VaR Diversification benefit Value at risk1 Definition 95% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2022, to September 30, 2022 (billions of yen) Maximum: 6.3 Minimum: 2.7 Average: 4.1 (billions of yen) 18 1. From FY2021/22 4Q, VaR confidence level changed from 99% to 95%.

3.2 60.3 31.0 1.7 16.8 3.8% 5.4% 5.1% 0.2% 1.2% 0% 2% 4% 6% 8% 0 50 100 150 200 153.1 143.0 5.7% 5.1% 0% 2% 4% 6% 8% 0 50 100 150 200 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE (%) 2Q 3Q 4Q 1Q 2Q Net revenue 1,401.9 1,363.9 318.9 351.0 340.8 299.0 318.0 Income (loss) before income taxes 230.7 226.6 18.5 80.1 49.5 11.7 31.5 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 153.1 143.0 3.2 60.3 31.0 1.7 16.8 Total NHI shareholders’ equity 2,694.9 2,914.6 2,734.1 2,807.9 2,914.6 3,055.5 3,163.0 ROE (%)1 5.7% 5.1% 3.8% 5.4% 5.1% 0.2% 1.2% Basic-Net income (loss) attributable to NHI shareholders per share (yen) 50.11 46.68 1.04 19.66 10.26 0.56 5.59 Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 48.63 45.23 1.01 19.07 9.89 0.52 5.41 Total NHI shareholders’ equity per share (yen) 879.79 965.80 883.46 931.06 965.80 1,017.18 1,053.91 FY2021/22 FY2022/23 FY2020/21 FY2021/22 1. Quarterly ROE is calculated using annualized year-to-date net income. Consolidated financial highlights Full year Quarter 12050 19 (billions of yen) (billions of yen)

2Q 3Q 4Q 1Q 2Q Commissions 376.9 332.3 91.6 82.6 75.2 70.4 68.2 Fees from investment banking 108.7 149.6 33.9 46.0 34.0 27.3 24.2 Asset management and portfolio service fees 230.0 270.0 67.2 69.9 68.9 68.3 69.0 Net gain on trading 310.0 368.8 91.1 106.8 118.9 141.9 160.9 Gain (loss) on private equity and debt investments 12.7 30.8 0.5 4.6 -0.3 -4.5 5.7 Interest and dividends 356.5 284.2 69.9 82.6 67.1 109.0 196.9 Gain (loss) on investments in equity securities 14.1 5.4 2.1 -2.6 2.5 -1.7 -1.5 Other 208.3 152.8 22.9 13.8 39.6 -0.7 10.5 1,617.2 1,594.0 379.2 403.8 405.9 410.0 533.9 215.4 230.1 60.3 52.8 65.1 110.9 215.9 1,401.9 1,363.9 318.9 351.0 340.8 299.0 318.0 1,171.2 1,137.3 300.4 270.9 291.3 287.3 286.5 230.7 226.6 18.5 80.1 49.5 11.7 31.5 Net income (loss) attributable to NHI shareholders 153.1 143.0 3.2 60.3 31.0 1.7 16.8 Income (loss) before income taxes Interest expense Total revenue Revenue Net revenue Non-interest expenses FY2021/22 FY2022/23 FY2020/21 FY2021/22 Consolidated income Full year Quarter (billions of yen) 20

2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 262.3 236.4 67.7 57.3 53.1 48.4 48.5 Other brokerage commissions 14.3 18.0 4.0 4.8 5.5 4.8 4.7 Commissions for distribution of investment trusts 68.8 43.7 11.2 11.6 6.5 7.5 6.4 Other 31.6 34.3 8.8 8.9 10.1 9.7 8.6 Total 376.9 332.3 91.6 82.6 75.2 70.4 68.2 Equity underwriting and distribution 30.6 33.1 10.3 9.8 3.1 3.7 1.6 Bond underwriting and distribution 23.1 29.8 6.1 10.0 6.3 6.7 4.5 M&A / Financial advisory fees 37.8 64.2 13.7 17.5 20.0 14.0 14.3 Other 17.2 22.4 3.8 8.7 4.6 2.8 3.8 Total 108.7 149.6 33.9 46.0 34.0 27.3 24.2 Asset management fees 150.2 171.1 42.0 44.0 44.4 43.7 43.2 Administration fees 63.2 79.6 20.4 20.8 19.5 19.0 19.6 Custodial fees 16.6 19.4 4.8 5.0 4.9 5.6 6.2 Total 230.0 270.0 67.2 69.9 68.9 68.3 69.0 FY2022/23 FY2020/21 FY2021/22 FY2021/22 Quarter Main revenue items Commissions Fees from investment banking Asset management and portfolio service fees Full year (billions of yen) 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
			FY2021/22			FY2022/23	
	FY2020/21	FY2021/22	2Q	3Q	4Q	1Q	2Q
Retail	92.3	59.2	17.0	18.0	5.2	4.9	**5.5**
Investment Management	91.0	71.5	15.0	20.4	-8.8	-11.7	**5.6**
Wholesale	64.3	74.5	25.0	40.8	37.0	25.3	**20.2**
Three business segments total	247.6	205.2	57.0	79.2	33.5	18.5	**31.2**
Other	-28.5	15.8	-40.4	1.7	14.9	-3.9	**2.1**
Segments total	219.1	221.0	16.6	80.9	48.4	14.6	**33.3**
Unrealized gain (loss) on investments in equity securities held for operating purposes	11.5	5.6	1.9	-0.8	1.2	-2.8	**-1.8**
Income (loss) before income taxes	230.7	226.6	18.5	80.1	49.5	11.7	**31.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
			FY2021/22			FY2022/23	
	FY2020/21	FY2021/22	2Q	3Q	4Q	1Q	2Q
Americas	-77.0	-41.0	-17.2	32.2	-19.4	-21.6	**-21.4**
Europe	14.3	-21.8	-8.9	-3.4	-4.2	-1.9	**6.4**
Asia and Oceania	49.2	28.6	7.1	11.0	3.9	8.3	**15.6**
Subtotal	-13.5	-34.1	-19.0	39.8	-19.7	-15.2	**0.6**
Japan	244.1	260.8	37.5	40.3	69.2	26.9	**30.9**
Income (loss) before income t	230.7	226.6	18.5	80.1	49.5	11.7	**31.5**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2022). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

-40.4 1.7 14.9 -3.9 2.1 1 2 3 4 5 -28.5 15.8 -80 -40 0 40 80 1 2 Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22. 23 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic hedging transactions -11.5 -9.9 -3.8 -1.1 -8.4 -9.8 0.1 Realized gain (loss) on investments in equity securities held for operating purposes 1.7 1.4 0.0 0.0 1.1 0.2 0.1 Equity in earnings of affiliates -16.4 36.8 5.6 5.4 16.2 17.0 9.1 Corporate items 5.0 -91.1 -45.6 -1.8 -34.4 -6.0 4.5 Others -7.3 78.6 3.4 -0.8 40.4 -5.3 -11.7 Income (loss) before income taxes -28.5 15.8 -40.4 1.7 14.9 -3.9 2.1 FY2021/22 FY2022/23 FY2020/21 FY2021/22

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2020/21	FY2021/22	FY2021/22			FY2022/23		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	187.7	138.5	35.6	36.5	27.8	26.0	**26.2**	**0.7%**	**-26.5%**
Of which, stock brokerage commission	92.6	67.4	17.6	17.6	14.4	11.8	**12.2**	**3.5%**	**-30.4%**
Of which, commissions for distribution of investment trusts	68.4	43.5	11.1	11.6	6.5	7.5	**6.4**	**-14.6%**	**-42.4%**
Sales credit	58.4	44.0	11.9	11.4	9.1	10.4	**10.9**	**4.7%**	**-7.9%**
Fees from investment banking and other	20.4	19.0	5.6	6.1	2.8	3.5	**3.2**	**-6.0%**	**-41.8%**
Investment trust administration fees and other	89.0	109.3	28.0	28.7	26.4	26.8	**27.6**	**2.9%**	**-1.3%**
Net interest revenue	13.4	17.2	4.2	4.6	4.4	4.7	**4.5**	**-3.2%**	**8.9%**
Net revenue	368.8	328.0	85.2	87.4	70.5	71.4	**72.5**	**1.5%**	**-14.9%**
Non-interest expenses	276.5	268.7	68.2	69.3	65.3	66.5	**67.0**	**0.8%**	**-1.8%**
Income before income taxes	92.3	59.2	17.0	18.0	5.2	4.9	**5.5**	**11.6%**	**-67.7%**
Domestic distribution volume of investment trusts[1]	2,965.5	2,197.0	532.1	604.6	425.7	506.3	**479.6**	**-5.3%**	**-9.9%**
Stock investment trusts	2,647.3	1,931.5	477.9	530.4	335.1	374.8	**351.0**	**-6.4%**	**-26.6%**
Foreign investment trusts	318.2	265.5	54.2	74.2	90.7	131.5	**128.6**	**-2.2%**	**137.4%**
Other									
Accumulated value of annuity insurance policies	3,610.2	3,818.9	3,723.3	3,787.3	3,818.9	3,874.7	**3,945.4**	**1.8%**	**6.0%**
Sales of JGBs for individual investors (transaction base)	486.6	618.6	101.1	180.0	177.8	167.7	**93.7**	**-44.1%**	**-7.2%**
Retail foreign currency bond sales	728.3	643.0	167.9	204.3	100.6	160.8	**279.6**	**73.9%**	**66.5%**

1. *Including former Net & Call.*

24

FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Equities 82.3 77.5 84.1 79.7 77.5 75.7 74.0 Foreign currency bonds 5.4 5.1 5.3 5.2 5.1 5.3 5.4 Domestic bonds1 12.7 12.6 12.6 12.6 12.6 12.7 12.9 Stock investment trusts 10.2 10.8 10.9 11.3 10.8 10.0 9.8 Bond investment trusts 8.0 7.5 7.8 7.8 7.5 7.4 7.2 Foreign investment trusts 1.1 1.3 1.2 1.2 1.3 1.3 1.2 Other2 6.9 7.3 6.9 7.2 7.3 7.1 7.2 Total 126.6 122.1 128.7 125.0 122.1 119.4 117.7 FY2021/22 FY2022/23 126.6 122.1 0 20 40 60 80 100 120 140 Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities 128.7 125.0 122.1 119.4 117.7 . Retail related data (2) Retail client assets (trillions of yen) 25 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. 3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. 4. Retail channels only. Net inflows of cash and securities1 26 Full year Quarter (billions of yen) FY2020/21 FY2021/22 Corporates2 1,205 -136 Individuals3 -318 488 Total 888 351 Inflows of cash and securities4 3,799 4,180 (billions of yen) FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q Corporates2 -277 -1,089 722 125 267 Individuals3 130 475 -82 376 -369 Total -146 -613 641 500 -102 Inflows of cash and securities4 975 1,326 900 1,062 921 -1,200 -900 -600 -300 0 300 600 900 1,200 1,500 Corporates Individuals -1,200 -900 -600 -300 0 300 600 900 1,200 1,500 Corporates Individuals

FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,329 5,348 5,342 5,362 5,348 5,354 5,359 Equity holding accounts 2,927 2,955 2,923 2,949 2,955 2,958 2,957 NISA accounts opened (accumulated)1 1,791 1,589 1,828 1,839 1,589 1,598 1,609 Online service accounts 4,895 5,067 5,004 5,036 5,067 5,102 5,136 FY2021/22 FY2022/23 Retail related data (4) 1. Including Junior NISA. 2. Ratio of cash stocks traded via online service. Number of accounts Full year Quarter (thousands) New Individual accounts / IT share2 27 (thousands) 2Q 3Q 4Q 1Q 2Q New individual accounts 203 201 50 51 49 48 48 IT share2 No. of orders 80% 83% 84% 83% 85% 85% 86% Transaction value 53% 59% 59% 58% 60% 59% 60% FY2021/22 FY2022/23 FY2020/21 FY2021/22

2Q 3Q 4Q 1Q 2Q Business revenue 111.9 119.9 29.3 31.5 31.1 30.7 29.9 -2.5% 2.2% Investment gain/loss 51.2 28.1 5.1 8.6 -21.1 -23.1 -3.7 — Net revenue 163.2 148.0 34.3 40.1 10.1 7.6 26.2 3.5x -23.8% Non-interest expenses 72.1 76.5 19.3 19.8 18.9 19.3 20.6 6.9% 6.8% Income (loss) before income taxes 91.0 71.5 15.0 20.4 -8.8 -11.7 5.6—-63.1% FY2020/21 FY2021/22 QoQ YoY FY2021/22 FY2022/23 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Nomura Asset Management 66.2 69.6 69.3 70.1 69.6 67.4 66.6 Nomura Corporate Research and Asset Management, etc. 3.3 3.9 3.8 3.9 3.9 3.7 3.9 Assets under management (gross)1 69.5 73.5 73.1 74.0 73.5 71.1 70.5 Group company overlap 4.8 5.5 5.4 5.5 5.5 5.5 5.7 Assets under management (net)2 64.7 67.9 67.8 68.5 67.9 65.6 64.8 FY2021/22 FY2022/23 Investment Management related data (1) Assets under management by company Full year Quarter (billions of yen) (trillions of yen) 28 1. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 2. Net after deducting duplications from assets under management (gross).

NOMURA

Investment Management related data (2)

Asset inflows/outflows by business[1, 2]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22			FY2022/23	
			2Q	3Q	4Q	1Q	2Q
Investment trusts business	2,753	1,236	267	250	372	478	**137**
of which ETFs	2,241	683	-28	-15	383	323	**-5**
Investment advisory and international businesses	-883	830	772	110	-180	-928	**89**
Total net asset inflow	1,870	2,066	1,039	360	193	-450	**226**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2020/21	FY2021/22	FY2021/22			FY2022/23	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Domestic public investment trusts							
Market	151.0	163.1	160.4	164.5	163.1	156.7	**155.0**
Nomura Asset Management share (%)	28%	27%	27%	27%	27%	27%	**27%**
Domestic public stock investment trusts							
Market	136.2	148.9	145.9	150.0	148.9	142.3	**140.9**
Nomura Asset Management share (%)	26%	25%	26%	25%	25%	26%	**25%**
Domestic public bond investment trusts							
Market	14.8	14.2	14.6	14.5	14.2	14.3	**14.1**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**
ETF							
Market	60.6	61.8	63.4	62.4	61.8	59.6	**57.9**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

29

2Q 3Q 4Q 1Q 2Q Net revenue 691.4 703.1 172.7 202.7 194.9 199.0 205.5 3.3% 19.0% Non-interest expenses 627.1 628.6 147.7 161.9 157.9 173.7 185.3 6.7% 25.5% Income (loss) before income taxes 64.3 74.5 25.0 40.8 37.0 25.3 20.2 -20.1% -19.1% FY2020/21 FY2021/22 QoQ YoY FY2021/22 FY2022/23 2Q 3Q 4Q 1Q 2Q Fixed Income 441.9 326.9 70.7 88.0 80.1 112.6 115.6 2.6% 63.4% Equities 133.6 229.5 66.5 75.8 78.1 62.6 61.9 -1.2% -6.9% 575.5 556.4 137.2 163.8 158.2 175.3 177.5 1.3% 29.3% 115.8 146.6 35.4 38.9 36.7 23.7 28.0 18.1% -21.0% 691.4 703.1 172.7 202.7 194.9 199.0 205.5 3.3% 19.0% FY2021/22 FY2022/23 FY2020/21 Net revenue Global Markets Investment Banking FY2021/22 QoQ YoY Wholesale related data Breakdown of Wholesale revenues1 (billions of yen) Full year Quarter Full year Quarter (billions of yen) 30

NOMURA Number of employees FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Japan 15,330 15,213 15,393 15,299 15,213 15,503 15,384 Europe 2,769 2,820 2,811 2,817 2,820 2,811 2,869 Americas 2,152 2,257 2,171 2,181 2,257 2,252 2,358 Asia and Oceania1 6,151 6,295 6,216 6,259 6,295 6,407 6,520 Total 26,402 26,585 26,591 26,556 26,585 26,973 27,131 1. Includes Powai office in India. 31

Disclaimer This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

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